FrontFour Issues Investor Presentation to Medley Capital Shareholders

Reiterates Serious Concerns With Proposed Combination With Sierra Income and Medley Management

Believes Proposed Combination is Value-Destructive to Medley Capital Shareholders

Urges Medley Capital Shareholders to Vote <u>Against</u> Transaction

GREENWICH, Conn., Jan. 18, 2019 /PRNewswire/ -- FrontFour Capital Group LLC ("FrontFour"), a significant shareholder of Medley Capital Corporation ("Medley Capital") (NYSE:MCC), today issued an Investor Presentation to the Medley Capital shareholders, originally filed with the SEC on January 14, 2019, reiterating its serious concerns with the proposed combination of Medley Capital, Sierra Income Corporation and Medley Management Inc.

In the Investor Presentation, FrontFour discusses in greater detail how the proposed transaction would transfer significant value away from Medley Capital shareholders, the apparent failure of the Medley Capital board to adequately pursue alternative value maximizing transactions, the lack of alignment between the interests of the Taube brothers and shareholders and concerning disclosures in Medley Capital's proxy statement. FrontFour believes the best path forward for Medley Capital shareholders is to vote down the proposed transaction and for Medley Capital to commence a robust sale process.

FrontFour's Investor Presentation is available on the SEC's website and can be viewed by clicking the following link: https://mma.prnewswire.com/media/810606/FrontFour_Investor_Presentation.pdf

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

*   *   *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. FrontFour Capital Group LLC ("FrontFour Capital") is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour Capital.

PLEASE NOTE: FrontFour Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

CONTACT

Investor Contact:

David A. Lorber
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050

Presentation to ISS Opposing the Proposed Medley Merger Transaction



January 14, 2019

The proposed combination of Medley Capital Corporation (NYSE: MCC) ("MCC"), Medley Management Inc. (NYSE: MDLY) ("MDLY") and Sierra Income Corporation ("SIC") fails to maximize value for MCC shareholders

- MDLY is the external manager of both MCC and SIC
- MCC's board appears to have failed to adequately pursue any alternative value maximizing transaction for MCC shareholders
- The controlling shareholders of MDLY, Brook and Seth Taube, are pursuing a transaction that transfers significant value to MDLY shareholders at the expense of MCC shareholders
  — Brook and Seth Taube have a long track record of putting their own interests ahead of investors
  — Formed joint venture with a third party to purchase a large stake in MCC and solidify entrenchment
  — MDLY appears to be focused on maintaining fee stream paid from MCC to MDLY without maximizing value for MCC shareholders

- The transfer/loss of value away from MCC shareholders is approximately $120 million based on MCC's stock price drop following deal announcement and lost opportunity to monetize external management contract

- Lack of alignment between the Taube brothers and MCC shareholders has led to significant share price underperformance versus peers and the broader market
  — As of January 10, 2019, MCC stock's total return since January 2011 IPO has been -42% vs. +57% for the S&P 500 BDC Index
  — Significant asset write-downs and four dividend cuts (since 2015)

- Merger proxy statement does not indicate any effort by the MCC board to seek an alternative offer to maximize shareholder value during its evaluation of a transaction, MCC shareholders will not have dissenters' rights of appraisal, and MCC merger agreement precludes MCC from actively soliciting competing proposals

- FrontFour believes that as an alternative to the proposed transaction, a robust sales process for MCC's loan portfolio would maximize value for shareholders



Through a series of opaque transactions, the Taube brothers entrenched themselves as controlling shareholders of MDLY

- Taube brothers control Medley Group LLC

Medley Group LLC

Fortress Credit Advisors

97.7% Voting Power

68.6% Economic Ownership

Medley LLC

$40 mm preferred equity investment (8%)

Medley Management Inc. (NYSE: MDLY)

$10 mm equity investment and control

Sole managing member and controlling shareholder

External Management Contract (Fees to MDLY)

External Management Contract (Fees to MDLY)

Medley Seed Funding I LLC (Joint Venture)

Sierra Income Corporation (SIC)

Medley Capital Corp. (NYSE: MCC)

14.6% Economic Ownership



Since inception MCC, under the management of MDLY, has significantly underperformed its BDC competitors

Total Return Comparison

As of January 10, 2019

139%

57%

-42%

Legend: MCC — S&P 500 — S&P BDC Index



FrontFour Attempted Outreach

FRONTFOUR CAPITAL GROUP LLC

- FrontFour repeatedly attempted to communicate its concerns privately, beginning in August 2018, with extensive efforts at outreach to Sam Anderson, Senior Managing Director and Head of Capital Markets at Medley LLC
- After realizing that Mr. Anderson was not providing any substantive information, FrontFour attempted to engage directly with the Special Committee of the MCC board (the "MCC Special Committee")
- Unfortunately, MCC CEO Brook Taube and other members of management impeded FrontFour from having a prompt and direct discussion with the MCC Special Committee by, among other things, refusing to schedule an in-person meeting, delaying for weeks before even scheduling a call, and insisting that management participate despite clear conflicts of interest
- When the call finally occurred on November 13, 2018, FrontFour was met only with inadequate and generic responses to its questions and concerns. In addition, on November 27, 2018, John Fredericks, the General Counsel of Medley LLC (private entity) sent us a letter essentially rehashing the prior discussion with no substantive information
- On December 13, 2018, we were left no other choice but to issue FrontFour's first public letter to shareholders



Concerning Disclosures from Merger Proxy Statement

FrontFour Capital Group LLC

- Weak rationale and risks highlighted by the MCC Special Committee:
  - "the Combined Company has not traded before and there is no way to determine with certainty the price at which it will trade, both initially and in the long term"
  - "MCC Stockholders would experience an approximate 8.4% dilution in NAV per share (after projected expenses associated with the transaction)…"
    - **We don't even know how they calculated this number as we believe the markets view dilution as being far greater with the stock currently trading at 0.48x NAV – NO definition of projected expenses**
  - The fact that the MCC Merger Agreement precludes MCC from actively soliciting competing proposals
  - "…the Combined Company would still have the same management team as before"
- Also important to note that potential bidders for MCC on a standalone basis were effectively blocked by MDLY to engage with MCC:
  - Broadhaven and Goldman Sachs in 2017 through 2018 were hired by MDLY to pursue strategic alternatives. During this process over 31 confidentiality agreements were signed. Importantly the proxy statement states… "Under those standstill provisions, potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period."
  - The fact that MDLY had carefully considered and evaluated, with the assistance of legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY for approximately 12 months. **However, to our knowledge MCC NEVER pursued alternative transactions and was essentially restricted from doing so by MDLY**
- **The independence and ability of the financial advisors to act in the best interest of the MCC Special Committee**
  - As further support for our belief that the MCC Merger was a pre-cooked, fait accompli, the MCC Special Committee only retained its financial advisor, Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") on June 29, 2018, far too late to have had its assistance in evaluating the earlier proposals that did not provide enough value to the Taube brothers, but may well have offered greater value for MCC itself. By contrast, the SIC Special Committee retained Broadhaven as its "independent financial advisor," even though MDLY had previously retained Broadhaven in 2017 into 2018 to reach out to potential bidders and such engagement had not terminated until just a few weeks prior to its retention by SIC



MDLY's Projected Financials are Questionable

FRONTFOUR CAPITAL GROUP LLC

We question MDLY management's projected financials, a cornerstone for the value of MDLY used by Barclays and other financial advisors

- FrontFour believes assumptions driving MDLY's forward looking projections are very aggressive and without presence of supporting data
  - Potentially inflated projections led to an inflated terminal valuation realized by MDLY
  - Specifically MDLY projections from 2018 to 2021 contain a line item called "Other" that contributes to **questionable significant growth in Base Management Fees**
  - Given MDLY's poor underwriting track record, how could it have grown to this magnitude?

Historical and Forecasted P&L

($ in millions)	2016A	2017A	2018E	2019E	2020E	2021E
Revenue						
MCC	$18.5	$17.3	$13.7	$13.5	$13.5	$13.5
SIC	19.9	21.2	19.8	20.3	21.1	22.5
Other	11.6	12.4	15.0	21.5	29.5	40.5
Base Management Fees	$50.0	$50.9	$48.5	$55.2	$64.1	$76.5
Origination Fees	1.3	2.3	1.4	2.0	2.9	1.8
Incentive Fees	14.2	4.9	2.3	8.4	11.1	13.3
Performance Fees	2.4	(1.7)	0.6	1.1	2.2	3.6
Other Revenue and Fees	8.1	9.5	10.5	10.6	10.6	10.6
Total Revenue	**$76.0**	**$65.8**	**$63.3**	**$77.3**	**$91.0**	**$105.9**

Source: Barclays Presentation to Special Committee of Board of Directors of MDLY dated 8/9/18

FRONTFOUR
CAPITAL GROUP LLC

In mid-2016, MDLY formed a special purpose vehicle funded largely by Fortress Credit Advisors to purchase shares of MCC

▪ Entity named Medley Seed Funding I LLC

— Medley LLC (created by Taube family) committed to contribute up to $10 million of equity
— Fortress committed to contribute $40 million in exchange for an 8% preferred distribution and 15% profit share
— Agreement has a term of seven years (expires in 2023)
— Vehicle acquired 14.24% of MCC shares outstanding

▪ MDLY entered into an aggressively financed structure to establish a high degree of influence or implied negative control
— Given the nature of MCC shareholder base (retail investors) and restrictions on institutional ownership of BDCs there is low voter turnout

▪ Control of MCC allowed Taube brothers to protect stream of fees flowing up to MDLY, the external manager under their control
— Misalignment of incentives led to value destructive behavior by Taube brothers as their income stream was based on size of MCC's loan book
— No action taken to repurchase MCC shares while they were trading at significant discount to net asset value (NAV)
— MCC has been over-distributing – one reason they may not have cut the dividend is MDLY needs the income to pay Fortress the 8% preferred return on the $40MM they committed to the special purpose vehicle

Source: SEC filings



Medley's Historical Financial Metrics Demonstrate Poor Management

FRONTFOUR CAPITAL GROUP LLC

We believe poor underwriting by MDLY and the misalignment of interests between MDLY and MCC has resulted in MCC's stock trading at a significant discount to NAV for an extended period of time

- Factors contributing to MCC's discounted valuation include:
  - Significant write-downs leading to book value per share reduction and multiple dividend cuts
  - Lack of share repurchases during the past two years despite a stock trading at a discounted multiple
  - Over-distributing to shareholders

Fiscal Year Ended September 30,	2011	2012	2013	2014	2015	2016	2017	2018	
MCC Share Price	$10.08	$14.07	$13.79	$11.81	$7.44	$7.63	$5.97	$3.82	**Underperformed Over Time**
MCC Net Asset Value (NAV) Per Share	$12.57	$12.52	$12.70	$12.43	$11.00	$9.49	$8.45	$5.90	
MCC Price to NAV Multiple	0.80x	1.12x	1.09x	0.95x	0.68x	0.80x	0.71x	0.65x	**Significant Discount to Peers**
Repurchases of MCC Shares ($ in mm)	$0	$0	$0	$0	$21.2	$12.9	$0	$0	**No repurchases in 2017-18**
Dividend Paid Per MCC Share	$0.37	$1.20	$1.45	$1.48	$1.27	$1.12	$0.76	$0.52	**A; 2019 run-rate of $0.40**
MCC Core Net Investment Income (NII) Per Share	$0.56	$1.31	$1.53	$1.58	$1.27	$0.97	$0.67	$0.23	**B**
MCC Dividend Surplus / (Shortfall)	$0.19	$0.11	$0.08	$0.10	$0.00	($0.15)	($0.09)	($0.29)	**A - B; No coverage of dividend**
MDLY Financial Net Leverage (FY ended Dec) (external manager of MCC controlled by Taube brothers)	NA	0.4x	0.9x	0.3x	0.7x	1.4x	3.1x	4.5x	**Increasing**

Source: MCC and MDLY SEC filings

Note: MCC share purchase program was executed at an average price of $8.00 per share during FY 2015 and 2016. 2018 MDLY leverage ratio is LTM as of 9/30/18

FRONTFOUR
CAPITAL GROUP LLC

The value of MDLY is heavily dependent on fees earned on MCC's loan portfolio as it acts as the external manager

- In the absence of a fee stream from MCC, MDLY's earnings would decrease materially
  — Approximately 30% of MDLY's management fee revenue is derived from MCC
  — Without MCC's fee stream, MDLY would violate its net debt, total debt and minimum EBITDA covenants outlined in its credit agreement
- The loss of the MCC contract could very likely result in the loss of the separately managed accounts (SMAs)



Current MDLY Management Fee Profile

MCC - $15 mm
~30%
SIC - $18 mm
Private Funds/SMAs - $15 mm

Total - $48 mm



MDLY Management Fee Profile w/o MCC

SIC - $18 mm
Private Funds/SMAs - $15 mm
MCC - $15 mm

Total - $33 mm

Note: Fee amounts represent annualized figures as of 9/30/18 based on data from MCC and MDLY SEC filings



The proposed transaction would result in the internalization of MDLY and a transfer of significant value away from MCC shareholders

▪ The transaction implies a price to NAV multiple of 0.55x, **well below the midpoint of the Fairness Opinion valuation derived by SIC's financial advisor (Broadhaven)**

— SIC's financial advisor derived an average valuation range of 0.76x to 0.92x NAV
— Publicly-traded peers of MCC trade in a range between 0.7x and 0.9x NAV (per Barclays Capital Equity Research)

▪ By accepting a low valuation for MCC shares, an excessive amount of deal consideration offered by SIC will be allocated to MDLY, the entity controlled by the Taube brothers

▪ MCC holders will receive only SIC stock consideration whereas MDLY holders will receive 64% of the deal consideration in cash

— MCC holders only left with the option of holding SIC stock while MDLY holders receiving the certainty of cash consideration

▪ MDLY is taking advantage of MCC's less sophisticated, retail-heavy shareholder base as institutional investors are less inclined to own BDCs
— Current SEC rules require BDC operating expenses to be included in the expense ratios of mutual funds who purchase BDC shares which would overstate a fund's expenses
— Result is a lack of institutional participation and thus oversight in the BDC investable universe



Glaring Disconnect Between Stated Transaction Rationales

FrontFour Capital Group LLC

The merger proxy provides very clear evidence that MDLY shareholders will reap the benefits of the transaction at the expense of MCC shareholders

	Stated MCC Transaction Rationale	Stated MDLY Transaction Rationale	Did MDLY Receive Superior Deal?
Consideration	▪ Will receive SIC stock despite SIC having never been publicly traded	▪ Will receive 64% cash and special dividend	✓
Valuation	▪ "Highest price per share" …"that MDLY and Sierra would support"; will receive below peer multiple of 0.55x NAV for loan book	▪ Will receive total consideration ~100% above pre-deal MDLY price	✓
Sale Process	▪ Lacked extensive diligence and robust analysis	▪ Carefully evaluated alternatives for ~1 year; aggressive projections	✓
Outlook	▪ Combined entity will "trade at less of a discount" than externally managed BDCs	▪ MDLY management team will remain in place along with external management contracts	✓

In 2017, the Taube brothers attempted to monetize MDLY via a sale but failed

- MDLY hired financial advisors Goldman Sachs & Co. and Broadhaven Capital Partners to solicit buyers
    - Although the advisors invited 38 potential strategic bidders to participate in the initial round of a two-round process
    - MDLY claims that it only received three viable first-round bids which ultimately resulted in one-second-round bid for an asset purchase of the loan portfolio that was not accepted

- The proposed combination is tarnished by significant conflicts of interest:
    - Both MCC and SIC are managed by subsidiaries of MDLY
    - The Taube brothers and other members of MDLY have effective voting power over approximately 14% of outstanding shares of MCC common stock
    - Two of the "independent" directors of the MCC Special Committee are guaranteed directorships with the new entity
    - The Taube brothers and other members of management have secured senior executive positions with the new entity

- MCC, under the control of MDLY, hired financial advisor Sandler O'Neill at a very late stage in the deal process
    - Advisor appears to have spent no time exploring superior alternatives or in-depth valuation potential of new entity

Dating back to the mid-2000s, Seth and Brook Taube have demonstrated poor stewardship

- After shutting down hedge fund Columbus Nova Partners in 2005 due to poor performance, the Taube brothers partnered with Richard Medley to launch a credit-focused investment fund focused on socially-conscious investing

  – Mandate to target investments alongside non-governmental organizations (NGOs), non-profit organizations and governments

  – Within a year of launch, Mr. Medley passed away unexpectedly and the Taube brothers shifted the investment strategy away from its mandate to credit investing purely for profit

- Following the financial crisis in 2011, the Taube brothers restructured its holdings by stripping the top performing assets and putting them into a newly formed publicly-traded firm MCC

  – Did not allow hedge fund investors to redeem investments for cash to allow time to transfer assets to public vehicle resulting in lawsuits

  – Taube brothers raised $126 million in new capital in MCC initial public offering on which they were earning 1.75% in management fees and 20% in performance fees

Source: Public court and SEC filings

The Optimal Outcome For MCC Shareholders

FrontFour Capital Group LLC

MCC shareholders should vote against the proposed combination

- FrontFour believes the following path of events would maximize value for MCC shareholders:
  - Vote down proposed transaction
  - Cancellation of external management contract with MDLY
  - Commencement of sales process for loan portfolio as well as external management contract

- Trading multiples of publicly-traded peer BDCs support our belief that MCC can attract a significantly higher valuation

		Price	Mkt Cap.	Book Value/Share		Price to		Div.
Company	Ticker	1/2/19	(M)	BV	TBV	BV	TBV	Yield
Ares Capital	ARCC	$15.49	$6,603	$16.65	$17.17	0.93 x	0.90 x	10.1%
Apollo Investment	AINV	$12.72	$897	$19.68	$19.68	0.65 x	0.65 x	14.2%
Oaktree Specialty Lending Corp	OCSL	$4.34	$612	$5.95	$5.95	0.73 x	0.73 x	8.8%
FS KKR Capital	FSK	$5.41	$2,875	$8.55	$8.64	0.63 x	0.63 x	14.0%
Prospect Capital	PSEC	$6.36	$2,324	$9.35	$9.35	0.68 x	0.68 x	11.3%
Oxford Square Capital	OXSQ	$6.38	$309	$7.55	$7.49	0.85 x	0.85 x	12.5%
TPG Specialty	TSLX	$18.44	$1,206	$16.09	$16.36	1.15 x	1.13 x	8.5%
				Median		**0.73 x**	**0.73 x**	**11.3%**
				Mean		**0.80 x**	**0.79 x**	**11.3%**

Source: Barclays Capital Equity Research

- FrontFour believes MCC shareholders could realize significant upside as we estimate their shares are worth between $4.13 and $5.31 (see next slide for detail) not including any direct or indirect value for the external management agreement
  - We estimate the value of the external management agreement to be between $0.97 and $1.45 per share (see next slide for detail)

14



Valuation of MCC's Loan Book and External Manager

FRONTFOUR CAPITAL GROUP LLC

Based on publicly-traded BDCs valuation levels, which trade between 0.7x and 0.9x, we believe MCC shareholders could realize significant value in a properly-run sales process

- Incremental value per MCC share could be realized if a buyer purchases the external management contract
  - Based on precedent transactions, MCC holders could realize an incremental $0.97 to $1.45 per share in a external management contract sale scenario. **For total potential value of $5.10 to $6.76 per share**

$ in per share figures

Valuation Potential of MCC Net Assets (Loan Book)			
MCC 9/30/18 NAV, As Reported	$5.90	$5.90	$5.90
Assumed P/NAV Multiple*	0.70x	0.80x	0.90x
Implied MCC Value Per Share	**$4.13**	**$4.72**	**$5.31**
% Upside From Current MCC Price**	**46.9%**	**67.9%**	**88.9%**

* Multiple range deriv ed from BDC cov erage univ erse of Barclays Capital Equity Research
**Calculation based on MCC share price as of 1/10/19

$ in millions except per share figures

Valuation Potential of External Management Contract			
Fiscal 4Q18 Mgmt Fees Paid by MCC	$3.3	$3.3	$3.3
Run-Rate Mgmt Fees Paid by MCC	$13.2	$13.2	$13.2
Revenue Multiple Range	4.0x	5.0x	6.0x
Implied Value of External Manager Contract	$53	$66	$79
Implied Value Per MCC Share	**$0.97**	**$1.21**	**$1.45**



The Transaction is a Complete Breakdown in Corporate Governance

FRONTFOUR CAPITAL GROUP LLC

- The MCC merger provides no real benefit to MCC shareholders and the real goal appears to be monetizing MDLY, that controls the external investment managers of both SIC and MCC, for the benefit of the Taubes and their allies
- MDLY shopped itself and found buyers who only wanted MCC. This was unappealing to MDLY as it would cut off its lucrative management fees. MDLY appears to have inserted itself in every stage of the MCC Special Committee's already limited role in evaluating the MCC merger. For example, according to the proxy statement, "at the direction of MDLY," representatives of Goldman, advisor to the MDLY board, were present at the July 11, 2018 meeting of the MCC Special Committee, during which the MCC Special Committee reviewed the proposed mergers and the challenges MCC would face as a standalone entity
- The MCC board inexplicably failed to replace Medley Advisors, despite its abysmal performance and fact that the MCC Management and Administration Agreements can be terminated without penalty. Even worse, the MCC board extended both agreements for an additional year on November 29, 2018
- "[T]he senior leadership and investment management teams [would] remain intact," according to the proxy statement. Thus, despite running MCC into the ground, both Taube brothers would hold senior executive roles in the combined company, with Brook Taube serving as the Chairman of the board of directors, CEO, and Chief Investment Officer, while Seth Taube would serve as Vice Chairman, Senior Executive Vice President, and Senior Managing Director. In addition, Karin Hirtler-Garvey and John E. Mack, each of whom are currently independent directors of MCC, would become independent directors of the combined company. The current independent directors of SIC, Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers, would continue as directors of the combined company
  - The MCC Special Committee does not appear to have considered the fairness of MDLY Management's future employment and compensation despite the fact that MCC shareholders would receive SIC shares and thus be equally impacted by rich future compensation to the same people who destroyed value at MCC in the first place
- Appraisal rights will be available to MDLY shareholders but NOT MCC shareholders
- MDLY shareholders are receiving a significant portion of consideration in cash and a premium of ~100%



Disclaimer

FrontFour Capital Group LLC

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by FrontFour Capital Group LLC ("FrontFour") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of FrontFour, and are based on publicly available information with respect to Medley Capital Corporation ("MCC"), Medley Management Inc. ("MDLY") and Sierra Income Corporation ("SIC" and together with MCC and MDLY, the "Issuers"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by certain of the Issuers with the Securities and Exchange Commission ("SEC"), and other sources.

FrontFour has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among FrontFour and any third party or parties by virtue of furnishing this presentation
.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

FrontFour shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by FrontFour that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuers will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which FrontFour believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuers will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

FrontFour reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. FrontFour disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.
Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. FrontFour is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour.

PLEASE NOTE: FrontFour is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send FrontFour your proxy card.